Filed by Blue Owl Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation III

Commission File No. 814-01345

On August 7, 2024, Blue Owl Capital Corporation (“OBDC”) held a conference call to discuss OBDC’s financial results for the quarter ended June 30, 2024. The conference call contained information regarding the proposed acquisition (the “Merger”) of Blue Owl Capital Corporation III (“OBDE”) by OBDC. The following are excerpts from the transcript of OBDC’s August 7, 2024 conference call discussing the proposed merger of OBDE and OBDC.

Mike Mosticchio, Head of Investor Relations

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In addition, the Company issued a press release announcing that OBDC has entered into a merger agreement with Blue Owl Capital Corporation III, or OBDE, our affiliate BDC, also traded on the New York Stock Exchange. The merger is subject to satisfaction of customary closing conditions, including shareholder approval. We have also posted an investor presentation with additional details about this transaction.

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All materials referenced on today’s call, including the earnings press release, earnings presentation, 10-Q and merger presentation are available on the Investors section of the company’s website at blueowlcapitalcorporation.com.

•	With that, I’ll turn the call over to Craig Packer, Chief Executive Officer of OBDC.

Craig Packer, CEO

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On behalf of our full team, we are pleased to be sharing not just another quarter of strong results for OBDC, but also a milestone merger agreement between OBDC and OBDE that we believe will provide long-term strategic value to both sets of shareholders.

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For today’s call, I will start with a brief overview of OBDC’s quarterly results and then share some thoughts on why we believe the merger with OBDE is an attractive opportunity in the current environment. Jonathan will then walk through the logistics of the merger proposal and provide more detail on OBDC’s quarterly earnings. After Logan discusses our portfolio performance, I will close with some market commentary and concluding remarks.

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•	We have long believed that it would make sense to streamline our BDC platform under the right conditions, and now is the right moment to do that.

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Both OBDC and OBDE have generated near-record returns over the last year, and they have demonstrated the quality of their portfolios. The public BDC market environment has been solid with BDC equities trading at valuation premiums to historical averages, and, as an asset class, private credit has performed exceptionally well over the past few years. We believe that all of these elements combine to create the right alignment to deliver on our vision.

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While the markets have seen increased short-term volatility over the past week, we remain confident in our portfolios and the value proposition that this merger will offer to shareholders. As Jonathan will elaborate on later, this transaction has also been thoughtfully structured to allow for the best mutual outcome whatever the market environment.

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To our shareholders, if you have not spent time evaluating the OBDE portfolio, you will see it is extremely similar to OBDC’s portfolio. OBDE was launched in 2020 and today has a $4.3 billion portfolio comprised of investments across 207 portfolio companies. Both OBDC and OBDE employ the same investment strategy, and we have been co-investing into both funds since OBDE’s inception. As a result, approximately 90% of the investments in OBDE are also in OBDC. We believe this overlap makes this a logical and low-risk transaction for both sets of shareholders.

•	By combining our two publicly traded BDCs, we plan to:

•	Streamline our direct lending platform;

•	Enhance our scale with a high-quality, diversified portfolio that offers significant investment overlap;

•	Improve our trading liquidity profile for current and prospective shareholders;

•	Increase our access to lower cost sources of debt;

•	And, finally, drive operational efficiencies and cost-savings.

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We expect that the proposed merger with OBDE will add approximately $4.3 billion of investments to OBDC’s portfolio, bringing total investments to approximately $17.7 billion. It would also establish our position as the second largest publicly traded BDC by total assets, while achieving NII accretion over time.

•	We believe shareholders will benefit from the increased scale of the combined company in multiple ways:

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First, the merger would provide further diversification in our combined portfolio. Upon completion of the merger, the average position size in our portfolio will be less than 40 basis points. Diversification has always been critical to risk mitigation, reducing reliance on the success of any one investment, and this merger strengthens that effort.

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Second, we will maintain excellent credit quality in the combined portfolio. Often, adding this much incremental scale comes with increased risk. However, this merger allows us to combine with a high-quality diversified portfolio that has been managed by Blue Owl since inception, which we believe will meaningfully mitigate potential risk.

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Third, we expect the larger market capitalization of the combined company will improve OBDC’s trading liquidity. Larger BDCs historically have had higher average daily trading volumes. A larger shareholder base and increased trading volumes should provide enhanced liquidity and flexibility for both existing and new investors.

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Fourth, the combined company is expected to have more diverse and efficient access to capital, including potential to access debt financings at more favorable terms. Both OBDC and OBDE are investment grade-rated, and OBDC as the more mature of the two BDCs received a ratings upgrade in the first quarter of 2024. We expect the increased scale of the combined company to enable better access to a wider array of debt funding solutions at potentially lower borrowing costs.

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As I mentioned before, we expect the transaction to be accretive to net investment income over time, driven by operational savings through the elimination of duplicative expenses, which we estimate could be in excess of $5 million in year one.

•	Over the long term, NII should benefit further from incremental yield as we optimize the portfolio mix and generate cost savings from capital structure improvements.

•	With that I’ll turn the call over to Jonathan who will offer more detail on the mechanics of the proposed merger and our second quarter results.

Jonathan Lamm, CFO

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I would like to spend a minute describing the proposed merger consideration. The transaction is structured as a stock-for-stock merger, with each OBDE shareholder receiving a certain number of OBDC shares to be determined just prior to closing.

•	At a high level, the merger is structured to allow for both sets of shareholders to benefit.

•	It allows for NAV per share accretion at OBDC and for OBDE to be valued at a potential premium should shares of OBDC be trading above NAV per share at close.

•	On page 6 of our investor deck discussing the merger, we have included three potential scenarios using June 30, 2024 NAV per share as a proxy for the NAV per share at close.

•	These scenarios show how various trading levels will potentially impact shareholders of both sides.

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The exchange ratio will be determined by a formula, which will be struck on a NAV-for-NAV basis if OBDC is trading at or below NAV per share. If OBDC is trading at a premium to its NAV per share immediately prior to closing, that premium will be shared between the shareholders of both sides.

•	The combined company will continue to operate as Blue Owl Capital Corporation and trade on the New York Stock Exchange under the ticker OBDC.

•	Subject to Board approval, prior to closing, OBDC intends to continue to declare and pay ordinary course regular and supplemental dividends.

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Post close, the combined OBDC intends to continue to deliver a regular dividend yield of approximately 9.5%, consistent with today’s levels, and to continue to pay a variable supplemental dividend equal to 50% of the spillover income earned in a given quarter.

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As a sign of support from Blue Owl, OBDC and OBDE will be reimbursed for fees and expenses associated with the proposed merger up to a cap of $4.25 million in total, which will be paid for by OBDC’s advisor if the proposed merger is consummated.

•	OBDC’s existing $150 million dollar share repurchase program announced in May will also remain in place.

•	Finally, we are expecting to close the transaction in the first quarter of 2025, subject to customary closing conditions, including shareholder approval.

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Logan Nicholson, President

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To start, as we think about a combined portfolio looking forward, I want to provide a reminder of our investment philosophy across OBDC and OBDE, which will remain consistent upon the close of the transaction.

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I’d note that OBDC and OBDE were constructed by the same centralized team that shepherd investments from origination to exit. As Craig mentioned, over 90% of OBDE’s investments overlap with those of OBDC. This centralized approach to portfolio construction and investment overlap should make consolidating these portfolios simple.

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Craig Packer, CEO

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•	Looking forward, we are excited about the prospects of continuing to grow our scale and enhance our returns through our proposed merger with OBDE.

•	We believe now is the right time to merge these two BDCs and create meaningful benefits for both sets of shareholders.

Brian McKenna, JMP Securities

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And then a question on the merger with OBDE. OBDC has delivered 10% GAAP ROE since inception. It’s clear that the combination will create a number of different synergies here. And then I think you can argue that OBDE’s portfolio from a credit perspective is even better than at OBDC.

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So from my seat, it would seem that there’s a potential to drive GAAP ROEs above that 10% figure. But it would be great, Craig, just to get your thoughts here, how you’re thinking about the synergies over time and how that ultimately comes through in the ROE.

Craig Packer, CEO

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Look, many of you were at our Investor Day a little over a year ago, and we outlined some steps that we were going to take to drive OBDC’s ROE higher. And I’d like to point out, we’ve accomplished those, and we’re at 12.6%. It’s really strong returns and demonstrates the power of our platform and our ability to try to optimize.

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E, as you highlighted, E, the portfolio is pristine. As much as I’m proud of C’s credit performance, E is even better. E’s return profile is a little bit less, partly because it skews more first lien, partly the liability side, it’s a little bit less—a little bit more expensive given the vintage of E’s liabilities.

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We think that we will be able to essentially improve E’s return to match C’s fairly quickly as we get the benefit of scale on the liability side and continue to optimize E on the asset side. And so I think on a combined basis, I hope that we can take OBDC on a pro forma basis, north of 10%. Today, we’re in the 12%. Obviously, rates are a bigger driver than any of that. We’ll do—I’d like to think we’re going to do a great job to optimize the mix.

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But obviously, rates—the rate picture will drive where we land ultimately—and we’re looking at what’s going on with rates. And like most market participants, we expect rates to come down. We still think we can generate a low double-digit rate of return even if the rate curve plays out the way it’s expected. It stays the way rates are now, then we should be able to generate a 12% rate of return in short order.

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So I guess, we’ll optimize, and we’ll optimize for whatever rate environment we live with. But we think that the benefit of combining the two funds is even more scale, more diversification, more power on the liability side, better optimization of expenses, we think we have positioned this fund to be one of the very best performers in the space.

Robert Dodd, Raymond James

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On the merger, the filing so far, the 425 says no change in the fee structure. That’s fine. The question is, is it the intent to exclude any discount amortization or discount accretion of premium amortization, depending where the entities are trading at the close from the calculation of the incentive fee? Or will that all be included in income and the calculation incentives because that obviously would potentially require some level of change in the new ones of the fee structure.

Jonathan Lamm, CFO

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So Robert, we’ve—if you take a look at what we filed in terms of the merger structure, we filed also to make an amendment to the IMA to deal with that. So it is our intention based on the approvals that will come forward for us to adjust for the incentive fee.

Craig Packer, CEO

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I just want to acknowledge our Board spent a tremendous amount of time over the summer thinking through this merger on behalf of OBDC and OBDE with independent advisers for each fund and came up with a structure that we think really fit the situation ideally.

Mark Hughes, Truist Securities

•	Have you gotten any indications what the borrowing cost impact might be? I think the point with the scale you get better access to capital. Any early thoughts about that, that you care to share?

Jonathan Lamm, CFO

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I mean I think, Mark, as you’ve probably observed, generally when we’ve entered into—or we’ve issued unsecured IG bonds, our bond investors have come back to us and effectively said that there’s complexity in your structure because you have so many BDCs. And so one of the things that they have been asking for and looking for is that merger. So we think that there is—there’s low-hanging fruit in the context of these companies coming together to tighten our spreads relative to our peers in the IG space. Is it 5, 10, 15 basis points somewhere in that range, that’s where I’d point you to.

Craig Packer, CEO

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It’s true not only on the bond side, but also on the secured finance side. I mean we are—this is going to be an $18 billion vehicle. It’s the second largest in the space. We’ve delivered excellent performance not only for our shareholders, but certainly for our lenders, secured and unsecured.

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There’s significant increase in diversification, which obviously financing sources really like and we’ve always carefully managed the fund. So—and by the way, I would say, broadly for the BDC space, BDC bonds in particular, trade wider than they should for the credit quality that they have and that they’ve delivered on. So I think collectively, the space should trade tighter, we should trade tighter, and being able to essentially refinance E with OBDC’s credit quality will also provide upside. So Jonathan, 10, 15, 20 basis points seems very reasonable to me. I think over time, the quality of the space, it should—liability costs should come tighter over time, in my opinion.

Mark Hughes, Truist Securities

•	And then your exposure to common equity, any change in strategy there post the merger?

Craig Packer, CEO

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No change in strategy. Just as a reminder, for folks that are less familiar, common equity for us, the vast majority of our common equity exposure is equity in portfolios of really diversified underlying assets that our credit portfolios essentially. We have an asset-based lending business. We have a life insurance settlements business. We have an aircraft and railcar finance business. So these are all equity investments from an accounting standpoint, but the underlying risk is really a portfolio of loans, essentially.

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And so we—that’s been a terrific strategy for us to generate really nice ROE and also some potential for NAV accretion over time. So we like the strategy. I think it’s been beneficial to shareholders. We will continue to pursue it. OBDE has much less of it. And so the addition of OBDE will allow us to continue to grow those strategies but not necessarily increase the percentage.

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So we will continue to invest in these different specialty lending verticals, if you will. And they’re also a bit—they’re a bit more protected from some of the refi cycle that individual loans face. So continue on the strategy, if we find new opportunities, we would look at those as well.

Kenneth Lee, RBC Capital Markets

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Just one about the merger. Under the NII accretion, you briefly alluded to optimizing portfolio mix. Should we expect any kind of portfolio rotation or streamlining across the portfolio going forward post the merger?

Craig Packer, CEO

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No rotation. I mean, we’re—we’ve really had the same strategy since inception—high-quality companies, bigger procession resistant sectors, mostly sponsor-back. I think that we’ll continue with that. E is a little more first lien. We got significant repayments in OBDC’s second lien exposure in the first quarter. Folks will remember we got 40% of our second liens got repaid.

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We are going to take advantage of the best opportunities the market brings us but continue to stick to our core strategy. But I would say as the fund is bigger, its ability to take down bigger size, gives it purchasing power and allows us to really win the highest quality investments out there, and we’ll continue to try to optimize ROE on a combined basis through a mix of mostly first lien, a little bit of second lien, and some of these strategic investments that show up as equity investments.

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I think the diversification, I really going to keep repeating that. I think that’s really valuable in the lending portfolio. And so it will be a similar strategy to what we’ve outlined because that strategy has worked well, and we’re going to just keep executing on it.

Kenneth Lee, RBC Capital Markets

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And—just one follow-up, if I may, and you touched upon this briefly in the prepared remarks. The sourcing advantages from the Blue Owl platform, you mentioned some of the potential acquisitions there. Could you remind us again what’s being sourced currently? And what could potentially change going forward in terms of either types of assets or loans in terms of the insurance acquisition?

Craig Packer, CEO

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So OBDC is going to continue to stick to a strategy of direct lending for—primarily for private equity-backed companies. Cash flow-oriented loans in sectors like software insurance, brokerage, food and beverage, as we have. Blue Owl, the manager of OBDC has announced two acquisitions.

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One is in the insurance space managing money for insurance companies. The second is an alternative credit, which is an industry catch phrase that generally applies to asset-based financing. So it could be pools of loans, consumer loans, commercial loans, other asset-based lending strategies—we acquired a business called Atalaya that’s really a pioneer and a terrific market leader in that space.

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The insurance and alternative credit strategies we will continue to pursue them as they have with separate teams and separate investment strategies. And so it’s not going to change OBDC’s strategy. But we’re going to be a bigger force in the market. We’re going to talk to more companies, offer them more options and I think it will create more opportunities over time that will accrue to the benefit of our diversified lending business and OBDC specifically. So from time to time there may be coinvesting with OBDC and these other strategies on a selected basis. But I think just in addition to that, the broader sourcing effort will be that much wider. So don’t expect a change in complexion but do expect from time to time, some opportunities that come from this wider effort.

Casey Alexander, Compass Point

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My question, and maybe it’s maybe it’s just trying too hard, but I think because of the cost of capital difference and the advantageous liability structure of OBDC that OBDC has a better return on equity than OBDE does. How much of that gets made up by the elimination of duplicative expenses? And then how long do you think it takes to transition OBDE’s cost of capital liabilities down to what’s more appropriate for OBDC?

Jonathan Lamm, CFO

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It’s a great question. And we—just to hit specifically on the synergies, we’ve outlined in the investor presentation that we expect about $5 million of operational synergies that will inure to the combined company immediately. We’ve also talked about our view that the combined company will have the benefits of tightening issuances in the debt market—in the unsecured market.

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In terms of accretion or dilution if you’re going to—if you want to think about it like that, we don’t think that it’s dilutive. It’s not given the size of OBDE relative to OBDC. We expect that we’ll start to see that NII accretion. If we closed the merger in early ‘25 by late ‘25 and into ‘26. So you may have 1 quarter where there’s a slight dilution, but we’re talking about minimal and then accretion from there just given the synergies. And then with respect with financings 2025 and 2026, are the vast majority of those refinancings. So you’ll see those debt facilities really coming out relatively quickly.

Casey Alexander, Compass Point

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My other question is, I saw in the in the deck that if the merger is consummated before January ‘25, that, that would waive the lockup on OBDE. And—but my question is—and maybe I missed it, do you have a timeline for when you expect this to close? And this, I assume, will require shareholder votes of both BDCs.

Jonathan Lamm, CFO

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Yeah. So we commented that we expect the merger to close in early 2025. So in January, right around the time of the final lockup release for OBDE. And what you’re alluding to is correct that we’re going to need shareholder approval. We’re going out for shareholder approval on both sides for C and E shareholders

Craig Packer, CEO

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I just want to add to Jonathan’s comment beyond the lockups coming off OBDE shareholders are going to get significant distributions between now and the close if this deal closes. We’ve already announced four special dividends to take place at $0.06 each. And all those will get paid prior to the merger closing.

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And in addition, there will be a distribution essentially for a onetime distribution to normalize the NAV that will get paid at close—prior to close as well. So for OBDE shareholders, this is $0.24 of specials and using June 30 numbers, another $0.19 of a distribution that will get paid prior to close. That’s quite—talking about another $0.43 per share of distributions. So I know the merger is a little bit complicated, if folks have questions on this, you should call, but for both OBDC and OBDE shareholders, there’s a lot to like about this in our opinion.

Finian O’Shea, Well Fargo

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I wanted to unpack a little bit more the optimization idea and what that can mean for the portfolio. It sounded like in your answer to Mark, I believe, indicated more of a push into specialty finance. Is that right? And how earnestly would that play out?

Craig Packer, CEO

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Well, I’m glad you got the question because we definitely didn’t want to give the impression that we’re changing our strategy. On the asset—Jonathan should comment on the operational and on the liability. But—on the asset side, we’re going to continue to operate OBDC the way we have since inception. There’s going to be no change in strategy, primarily sponsor backed up or middle market lending.

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We have already been very active in building out some of what we call our strategic investments, which are some of these specialty finance verticals that you’re alluding to. So we’ve been doing them. We’re going to continue to grow them. We may have opportunities to do additional ones. But that’s not a new thing, and it’s not a change in strategy, and there’s not a change in complexion of how much.

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What I tried to say and maybe didn’t do a clear job of it is OBDE doesn’t have any of that today, given its vintage. And so on a combined basis, going forward, day one, the equity percentage will come down at OBDC because OBDE doesn’t have any. And so over time, we can normalize that and get it back to at least the current mix, and we’ll continue to grind that a bit higher, but not wholesale higher.

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I think we are really selective about the verticals we go into, and we co-invest in those verticals across multiple funds. So—so it’s not—we’re not going to dramatically change the mix. So same strategy. We have been deploying OBDE efficiently, but I think now that both funds are fully deployed—fully levered, we can be really disciplined as we add new investments as we have in the past and try to improve on spread and overall returns. So no change overall, just a little bit of optimizing as we fold in E and continue to operate OBDC as it has in the past.

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Great. Well, thank you all for joining us today. There’s a lot out there. Obviously, with the earnings plus the merger—we put a lot of material on our website, please access that. If you have questions, particularly on the merger, please do reach out. We want to make sure you’re well informed, obviously, and just very much appreciate the support. Have a great day.

Forward-Looking Statements

Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC (the “Adviser”) to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of the Adviser to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this presentation on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OBDC and OBDE plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OBDC plan to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and the Registration Statement will contain important information about OBDC, OBDE, the Merger and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.